EXHIBIT 21.1

THE PMI GROUP, INC. – SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation
PMI Mortgage Insurance Co.	Arizona
PMI Capital Corporation	Delaware
PMI Insurance Co.	Arizona
PMI Mortgage Guaranty Co.	Arizona
Residential Insurance Co.	Arizona
PMI Mortgage Insurance Holdings Canada Inc.	Canada
PMI Europe Holdings Limited	Ireland
PMI Plaza LLC	Delaware
CMG Mortgage Insurance Company (unconsolidated, partially owned)	Wisconsin
CMG Mortgage Assurance Company (unconsolidated, partially owned)	Wisconsin
FGIC Corporation (unconsolidated, partially owned)	Delaware
Financial Guaranty Insurance Company (unconsolidated, partially owned)	Delaware
PMI Mortgage Services Co.	California
PMI Mortgage Assurance Co.	Arizona